Prudential Investment Portfolios, Inc. 15
Prudential Short Duration High Yield Income Fund

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this 1st day of July, 2014, between Prudential Investment Portfolios, Inc. 15 (PIP 15), on behalf of its series, Prudential Short Duration High Yield Income Fund, and Prudential Investments LLC (the Manager).

WHEREAS PIP 15 and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which PIP 15 compensates the Manager for the services provided by the Manager to Prudential Short Duration High Yield Income Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1. The management fee rate schedule appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to Prudential Short Duration High Yield Income Fund:

0.70% up to $2 billion of average daily net assets;
0.675% of average daily net assets over $2 billion.

2. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

 PRUDENTIAL INVESTMENT PORTOLIOS, INC. 15

By: /s/ Scott E. Benjamin
Scott E. Benjamin, Vice President

PRUDENTIAL INVESTMENTS LLC

By: /s/ Stuart S. Parker
Stuart S. Parker, President